

**Kerry Group plc**

Prince's Street
Tralee, Co. Kerry
Ireland
Telephone: +353 66 7182 000
Fax: +353 66 7182 961



RECEIVED

07023250

Office of International Corporate Finance,
Securities and Exchange Commission,
450 Fifth Street NW,
Washington DC 20549,
U.S.A.

PROCESSED

MAY 0 9 2007

THOMSON
FINANCIAL

SUPPL

2nd May, 2007.

**Re: Kerry Group PLC (file no: 082-34842):  Documentation Furnished Pursuant
to Rule 12g3-2(b) Exemption.**

Dear Ladies and Gentlemen,

Enclosed please find documentation furnished by Kerry Group plc (file no. 082-
34842) pursuant to its 12g3-2(b) exemption from registration under the Securities and
Exchange Act of 1934.

Please feel free to contact me with any questions or comments.

Yours sincerely,

**Michael J. Ryan,**
**Head of Investor Relations,**
**KERRY GROUP PLC.**

Registered in Ireland
No. 111471

2 May, 2007

**Kerry Group plc**
**Purchase of Own Securities**

Kerry Group plc ("Kerry" or "the Company") advises that yesterday it repurchased 225,000 A Ordinary Shares. These A Ordinary Shares were repurchased at a price of €22.10.

All of these A Ordinary Shares repurchased will be cancelled. Following this repurchase the number of A Ordinary Shares in issue, excluding treasury shares, is 184,720,935.

- ENDS -